SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F): Form 20-F  ☒ Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934): Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release regarding Registrant’s third quarter results, dated October 28, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: November 1, 2004	By:	/s/ RICHARD R. CHANG
	Name:	Richard R. Chang
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release regarding Registrant’s third quarter results, dated October 28, 2004.

Exhibit 99.1

Semiconductor Manufacturing International Corporation www.smics.com	18 Zhangjiang Road Pudong New Area Shanghai, People’s Republic of China

NEWS RELEASE

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

SMIC reports 2004 third quarter results

Highlights

•	Sales increased to $274.9 million in 3Q04, up 24.4% from $221.0 million in 2Q04.
•	Income from operations increased to $42.5 million in 3Q04, up 16.9% from $36.4 million in 2Q04.
•	Income attributable to holders of ordinary shares increased to $39.3 million in 3Q04, up 15.2% from $34.2 million in 2Q04.
•	Compared to 2Q04, wafer shipments increased 30.9% to 263,808 8-inch wafers.
•	Basic EPS $0.0022 (HKD$0.0170(1)) per ordinary share and $0.1095 per ADS; diluted EPS $0.0022 (HKD$0.0170(1)) per ordinary share and $0.1079 per ADS.

Shanghai, China – October 28, 2004. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended September 30, 2004. Sales increased 24.4% in the third quarter of 2004 to $274.9 million from $221.0 million in the prior quarter. Income from operations increased 16.9% in the third quarter of 2004 to $42.5 million from $36.4 million in the prior quarter.

The Company reported income attributable to holders of ordinary shares increased 15.2% in the third quarter of 2004 to $39.3 million from $34.2 million in the prior quarter, or $0.0022 per ordinary share and $0.1095 per ADS (on a fully diluted basis, $0.0022 per ordinary share, and $0.1079 per ADS).

“We are pleased to report continued growth through the third quarter of 2004,” said Dr. Richard Chang, President and Chief Executive Officer of SMIC. “During the third quarter of 2004, the Asia Pacific region showed particular strength with the Greater China region accounting for 6.6% of total sales. New and existing customers contributed to our strong third quarter fab utilization of 99%. We received relatively strong orders from our customers across all market segments, and in particular the communications products market segment. On September 25, 2004, we commemorated the grand opening of Fab 4, which is China’s first 12-inch wafer fab facility. While ramp up of Fab 4 remains on schedule as planned with mass production set for the fourth quarter of 2004, we will continue expansion based on market demands. We believe that as we continue to execute our business plans and reach technological milestones that, in the interests of our shareholders, we are laying a solid foundation for future growth and development.”

Note:

(1)	Based on the exchange rate of HKD$7.7774 to USD$1.00 at the close of trading on October 25, 2004. (Source: Bloomberg)

Conference call / Webcast announcement details

Date: October 28, 2004

Time: 8:00 p.m. Shanghai time

Dial-in numbers and access codes: U.S. 1-617-847-8711 or HK 852-3002-1672 (Pass codes: SMIC).

A live webcast of the third quarter results announcement will be available at http://www.smics.com/ under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com/.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on March 11, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619

Evonne Hwang
Investor Relations Department
Tel: 86-21-5080-2000, ext. 16275
Fax: 86-21-5080-3619

Summary:

Amounts in US$ thousands, except for EPS

	3Q04	2Q04	QoQ	3Q03	YoY
Sales	274,897	220,988	24.4%	107,141	156.6%
Cost of sales	(202,387)	(159,507)	26.9%	(96,768)	109.1%
Gross profit (loss)	72,510	61,481	17.9%	10,373	599.0%
Operating expenses	(29,972)	(25,091)	19.5%	(21,502)	39.4%
Income (loss) from operations	42,538	36,390	16.9%	(11,129)	—
Other income (expenses)	(3,195)	(2,225)	43.6%	2,673	—
Net income (loss)	39,343	34,165	15.2%	(8,456)	—
Deemed dividend on preference
Shares	—	—	—	(34,586)	—
Income (loss) attributable to holders of ordinary shares	39,343	34,165	15.2%	(43,042)	—

Gross profit margin	26.4%	27.8%		9.7%
Operating margin	15.5%	16.5%		-10.4%

Basic EPS – per ordinary share(1)	$0.0022	$0.0019		($0.4625)
Basic EPS – per ADS	$0.1095	$0.0955		($23.1237)
Diluted EPS – per ordinary share	$0.0022	$0.0019		($0.4624)
Diluted EPS – per ADS	$0.1079	$0.0941		($23.1237)

Wafers shipped (in 8” wafers)(2)	263,808	201,534	30.9%	130,780	101.7%
Blended ASP	$991	$1,034	-4.2%	$771	28.5%
Logic ASP(3)	$1,091	$1,089	0.2%	$883	23.6%
Capacity utilization	99%	99%		93%

Note:

(1)	Based on weighted average ordinary shares of 17,961 million in 3Q04 and 17,897 million in 2Q04
(2)	Including copper interconnects
(3)	Excluding copper interconnects

•	Sales increased to $274.9 million in 3Q04, up 24.4% QoQ from $221.0 million in 2Q04 and 156.6% YoY from $107.1 million in 3Q03. Key factors leading to this increase were the following:

•	increased capacity to 99,043 8-inch wafers as of the end of 3Q04;

•	increased wafer shipments to 263,808, up 30.9% QoQ from 201,534 in 2Q04; and

•	high utilization rate of 99%.

•	Cost of sales increased to $202.4 million in 3Q04 from $159.5 million in 2Q04, primarily due to the increased wafer shipments.
•	Gross profit increased to $72.5 million in 3Q04, up 17.9% QoQ from $61.5 million in 2Q04 and up 599.0% from $10.4 million in 3Q03.
•	R&D expenses increased to $20.7 million in 3Q04, up 52.9%QoQ from $13.5 million in 2Q04, primarily due to non-recurring start up engineering costs associated with Fab 4 (Beijing) and 90nm research and development activities.
•	G&A expenses decreased to $3.8 million in 3Q04, down -36.3% QoQ from $6.0 million in 2Q04 due primarily to foreign exchange gains of $6.5 million relating to operating activities, i.e. accounts payable or accounts receivable.
•	Selling & Marketing expenses decreased slightly to $1.9 million in 3Q04.
•	Income (loss) from operations increased to $42.5 million in 3Q04, up 16.9% QoQ from $36.4 million in 2Q04 and from a loss of $11.1 million in 3Q03.
•	Other non-operating loss of $3.2 million in 3Q04 up 43.6% QoQ from a loss of $2.2 million in 2Q04 primarily due to foreign exchange losses of $3.6 million relating to non-operating activities resulting from financing or investment transactions, i.e. forward contracts are classified as other income (expenses).
•	Interest income increased to $3.1 million in 3Q04 due primarily to higher interest rates.
•	Net income increased to $39.3 million in 3Q04, up 15.2%QoQ from $34.2 million in 2Q04 and from a loss of $8.5 million in 3Q03.

1. Analysis of revenues

Sales analysis

By Application	3Q04	2Q04	1Q04	4Q03	3Q03
Computer	20.5%	22.5%	25.1%	26.7%	33.3%
Communications	57.2%	54.3%	56.0%	55.8%	48.2%
Consumer	17.1%	17.1%	12.7%	13.5%	11.7%
Others	5.2%	6.1%	6.2%	4.0%	6.8%

By Device	3Q04	2Q04	1Q04	4Q03	3Q03
Logic (including copper interconnect)	77.6%	73.5%	72.4%	71.6%	60.0%
Memory	17.5%	20.8%	21.6%	24.5%	34.0%
Other (mask making & probing)	4.9%	5.7%	6.0%	3.9%	6.0%

By Customer Type	3Q04	2Q04	1Q04	4Q03	3Q03
Fabless semiconductor companies	35.3%	36.1%	36.6%	30.8%	31.1%
Integrated device manufacturers (IDM)	56.3%	54.8%	54.0%	62.7%	49.2%
System companies and others	8.4%	9.1%	9.4%	6.5%	19.7%

By Geography	3Q04	2Q04	1Q04	4Q03	3Q03
North America	41.8%	44.0%	41.4%	36.2%	38.8%
Asia Pacific (ex. Japan)	31.5%	26.5%	27.2%	28.6%	38.2%
Japan	15.6%	16.2%	16.3%	15.5%	13.3%
Europe	11.1%	13.3%	15.1%	19.7%	9.7%

Wafer revenue analysis

By Technology (logic, memory & copper interconnect only)	3Q04	2Q04	1Q04	4Q03	3Q03
0.13µm	11.9%	9.9%	10.1%	10.4%	15.0%
0.15µm	13.2%	13.3%	15.7%	17.5%	10.0%
0.18µm	46.2%	48.6%	44.4%	34.7%	19.7%
0.25µm	6.4%	8.3%	8.3%	10.6%	33.7%
0.35µm	22.3%	19.9%	21.5%	26.8%	21.6%

By Logic Only(1)	3Q04	2Q04	1Q04	4Q03	3Q03
0.13µm	1.8%	0.9%	0.0%	0.0%	0.0%
0.15µm	4.6%	3.9%	4.4%	1.9%	0.3%
0.18µm	56.2%	63.0%	58.5%	52.9%	40.3%
0.25µm	6.1%	3.1%	5.0%	3.4%	15.1%
0.35µm	31.3%	29.1%	32.1%	41.8%	44.3%

Note:

(1)	Excluding 0.13µm copper interconnects

•	Sales from the communications products segment grew faster than other applications in 3Q04 compared to 2Q04.
•	Percentage of sales from logic wafers, including copper interconnects, increased to 77.6% of sales in 3Q04, as compared to 73.5% in 2Q04 and 60.0% in 3Q03.
•	IDM companies accounted for 56.3% of sales in 3Q04, as compared to 54.8% in 2Q04.
•	Percentage of sales generated from Asia Pacific (ex. Japan) customers increased to 31.5% in 3Q04, as compared to 26.5% in 2Q04, primarily due to the Greater China region, which accounted for 6.6% of total sales in 3Q04.
•	Percentage of wafer revenues from 0.18µm and below technologies remained relatively unchanged with 71.3% of sales in 3Q04, as compared with 71.8% in 2Q04 and 44.7% in 3Q03.

Capacity:

wafers per month at the end of the period in 8” wafers

Fab / (Wafer Size)	3Q04	2Q04
Fab 1 (8”)	38,820	33,675
Fab 2 (8”)	34,824	31,098
Fab 7 (8”)	10,322	6,000

Total monthly wafer fabrication capacity	83,966	70,773

Copper Interconnects:
Fab 3 (8”)	15,077	10,099

Total monthly copper interconnect capacity	15,077	10,099

•	As of the end of 3Q04, monthly capacity increased to 99,043 wafers, as the Company continued to ramp up Fabs 1, 2, 3, and 7.

Shipment and utilization:

8” wafers	3Q04	2Q04	1Q04	4Q03	3Q03
Wafer shipments including copper interconnects	263,808	201,534	174,325	153,125	130,780

Utilization rate(1)	99%	99%	99%	97%	93%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 263,808 units of 8-inch wafers in 3Q04 up 30.9% QoQ from 201,534 units of 8-inch wafers in 2Q04, and up 101.7%YoY from 130,780 8-inch wafers in 3Q03.
•	The utilization rate remained at 99%.

Blended average selling price trend	Logic average selling price trend (excluding 0.13µm copper interconnects)

The blended ASP decreased to $991 in 3Q04 from $1,034 in 2Q04 and increased from $771 in 3Q03, mainly due to the shift to production of more mature logic wafers.	The logic ASP (excluding 0.13µm copper interconnects) increased to $1,091 in 3Q04 from $1,089 in 2Q04 and $883 in 3Q03, mainly due to the production of more 0.15µm and below logic wafers, the adoption of more advanced process technologies, and the establishment of the Company in the market.

2. Detailed financial analysis

Gross profit analysis

Amounts in US$ thousands	3Q04	2Q04	QoQ	3Q03	YoY
Cost of sales	(202,387)	(159,507)	26.9%	(96,768)	109.1%
Depreciation	(108,214)	(83,990)	28.8%	(47,476)	127.9%
Other manufacturing costs	(94,173)	(75,517)	24.7%	(49,292)	91.1%

Gross Profit	72,510	61,482	17.9%	10,373	599.0%

Gross Margin	26.4%	27.8%		9.7%

•	Cost of sales increased to $202.4 million in 3Q04, up 26.9% QoQ from $159.5 million in 2Q04 primarily due to the increase in wafer shipments.
•	Gross profit increased to $72.5 million in 3Q04, up 17.9% QoQ from $61.5 million in 2Q04 and 599.0% YoY from $10.4 million in 3Q03.
•	Gross margin decreased to 26.4% in 3Q04 from 27.8% in 2Q04, primarily due to the 4.2% decrease in ASP offset by improvements in manufacturing efficiency.

Operating expense analysis

Amounts in US$ thousands	3Q04	2Q04	QoQ	3Q03	YoY
Total operating expense	(29,972)	(25,091)	19.5%	(21,502)	39.4%
Research and development	(20,688)	(13,533)	52.9%	(8,272)	150.1%
General and administrative	(3,831)	(6,019)	-36.3%	(8,896)	-56.9%
Selling and marketing	(1,899)	(1,940)	-2.1%	(2,747)	-30.9%

Amortization of deferred stock compensation	(3,554)	(3,599)	-1.3%	(1,587)	123.9%

•	Total operating expenses increased to $30.0 million in 3Q04, up 19.5% QoQ from $25.1 million in 2Q04, and 39.4% YoY from $21.5 million in 3Q03.
•	R&D expenses increased to $20.7 million in 3Q04, up 52.9% QoQ from $13.5 million in 2Q04, primarily due to non-recurring start up engineering costs associated with Fab 4 (Beijing) and 90nm research and development activities.

Other income (expenses)

Amounts in US$ thousands	3Q04	2Q04	QoQ	3Q03	YoY
Other income (expenses)	(3,195)	(2,225)	43.6%	2,672	—
Interest income	3,106	2,733	13.6%	1,563	98.7%
Interest expense	(3,614)	(2,760)	31.0%	(207)	1,645.9%
Other, net	(2,687)	(2,198)	22.2%	1,316	—

Deemed dividend	—	—	—	(34,586)	—

•	Other non-operating loss of $3.2 million in 3Q04 due primarily to foreign exchange losses of $3.6 million.
•	Interest income increased to $3.1 million in 3Q04 due primarily to higher interest rates.

3. Liquidity

Amounts in US$ thousands	3Q04	2Q04
Cash and cash equivalents	950,165	1,198,592
Short term investments	90,823	90,464
Accounts receivable	187,235	131,708
Inventory	134,757	113,563
Others	33,371	40,459
Total current assets	1,396,351	1,574,786

Accounts payable	717,756	699,587
Current portion of long-term debt	191,984	95,992
Others	85,245	54,443
Total current liabilities	994,985	850,022

Cash Ratio	1.0x	1.4x
Quick Ratio	1.3x	1.7x
Current Ratio	1.4x	1.9x

•	Cash and cash equivalents decreased to $950.2 million from $1,198.6 million, primarily due to capital expenditure purchases relating to the ramp up of Fabs 1, 2, 3, 4, and 7.

Receivable/Inventory days outstanding trends

Capital Structure

Amounts in US$ thousands	3Q04	2Q04
Cash and cash equivalents	950,165	1,198,592
Short-term investment	90,823	90,464

Short-term borrowings	20,000	—
Current portion of long-term debt	191,984	95,992
Long-term debt	544,454	413,965
Total debt	756,438	509,957

Net cash	284,550	779,099

Shareholders’ equity	3,112,912	3,065,507

Total debt to equity ratio	24.3%	16.6%

•	Total debt increased to $756.4 million in 3Q04 compared with $510.0 million in 2Q04.
•	Total debt-to-equity ratio increased to 24.3% in 3Q04 from 16.6% in 2Q04.

4. Cashflow & Capex

Amounts in US$ thousands	3Q04	2Q04
Net income	39,343	34,165
Depreciation & amortization	122,636	101,790
Amortization of acquired intangible assets	3,508	3,532

Net change in cash	(248,428)	(174,480)

Capex plans

•	Planned capital expenditures for 2004 increased to approximately $2,000 million.

5. 4Q04 outlook and guidance

•	Wafer shipments expected to increase by 15-20%.
•	Utilization to expected to be in the mid to high 90%s.
•	Blended ASP expected to decline by 5-7%.
•	Percentage of sales from 0.18µm and below, including copper interconnects, expected to decrease by a mid single digit percentage point.
•	Gross margins expected to remain similar to 3Q04.
•	Operating expenses as a percentage of sales expected to increase to mid to high teens.
•	Capital expenditures of approximately $350-400 million.
•	Depreciation and amortization of approximately $150-160 million.
•	Deferred compensation charge of approximately $7 million, of which approximately $4 million will be charged to operating expenses and $3 million in cost of sales.

6. Recent announcements

•	Unusual Price and Volume Movement and Articles Regarding the Production of 90nm Chips [2004-10-10]
•	Statement in the Form as Prescribed in Rules 13.10 Note (2) of the Listing Rules [2004-10-07]
•	Announcement Pursuant to Rules 2.07A and 2.07B [2004-09-30]
•	The First 12-inch Wafer Fab in China Mainland Starts Production Successfully [2004-09-25]
•	SMIC held Technology Symposium 2004 [2004-09-03]
•	Interim Results for the Six Months Ended June 30, 2004 [2004-09-01]
•	SMIC Launches 0.18m High Voltage Single-Chip LCD Driver Technology [2004-08-27]
•	SMIC will vigorously defend against new claims from TSMC and advocates fair competition [2004-08-24]
•	MOSYS’ Ultra-High Reliability 1T-SRAM-R Technology Verified on SMIC 0.13-micron Logic Process [2004-07-28]
•	Toppan and SMIC Sign a Joint Venture Agreement [2004-07-21]
•	Mentor Graphics Offers Technology Design Kit and Design Flow for SMIC 0.18-micron Mixed-Signal Process. [2004-07-08]

Please visit SMIC’s website www.smics.com for further details regarding the above announcements.

SMIC Financials

Semiconductor Manufacturing International Corporation

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	September 30, 2004 (unaudited)	June 30, 2004 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	950,164,909	1,198,592,423
Short term investments	90,823,297	90,463,911
Accounts receivable, net off allowances of $421,681 and $356,826 respectively	187,235,125	131,707,549
Inventories	134,757,006	113,562,540
Prepaid expense and other current assets	8,495,044	7,867,504
Assets held for sale	24,875,320	32,591,632

Total current assets	1,396,350,701	1,574,785,559

Land use rights, net	34,630,167	34,803,658
Plant and equipment	3,785,221,468	3,159,564,426
Accumulated depreciation	(623,572,186)	(501,436,777)
Plant and equipment, net	3,161,649,282	2,658,127,649
Acquired intangible assets, net	59,720,325	61,777,449

TOTAL ASSETS	4,652,350,474	4,329,494,315

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	20,000,000	—
Current portion of long-term debt	191,983,707	95,991,900
Accounts payable	717,756,459	699,586,755
Accrued expenses and other current liabilities	65,244,711	54,443,275

Total current liabilities	994,984,877	850,021,930

Long-term liabilities:
Long-term debt	544,453,946	413,965,135

Total long-term liabilities	544,453,946	413,965,135

Total liabilities	1,539,438,823	1,263,987,065

Commitments

Stockholders' equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,228,120,120 and 18,224,817,010 respectively	7,291,249	7,289,927
Warrants	50,297	124,920
Additional paid-in capital	3,291,017,646	3,294,693,501
Notes receivable from stockholders	(876,911)	(1,891,580)
Accumulated other comprehensive income	776,915	400,320
Deferred stock compensation	(60,178,603)	(70,597,602)
Accumulated deficit	(125,168,942)	(164,512,236)

Total stockholders' equity	3,112,911,651	3,065,507,250

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	4,652,350,474	4,329,494,315

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	September 30, 2004 (unaudited)	June 30, 2004 (unaudited)
Sales	274,897,225	220,988,561
Cost of sales	(199,163,928)	(156,952,228)
Cost of sales - Amortization of deferred stock compensation	(3,223,528)	(2,554,781)

Gross profit	72,509,769	61,481,552

Operating expenses:
Research and development	(20,688,265)	(13,532,637)
General and administrative	(3,831,441)	(6,019,392)
Selling and marketing	(1,899,002)	(1,940,035)
Amortization of deferred stock compensation*	(3,553,558)	(3,599,151)

Total operating expense	(29,972,266)	(25,091,215)

Income from operations	42,537,503	36,390,337
Other income (expenses):
Interest income	3,107,173	2,732,629
Interest expense	(3,614,187)	(2,759,605)
Others, net	(2,687,195)	(2,197,963)

Total other income, net	(3,194,209)	(2,224,939)

Net income	39,343,294	34,165,398

Deemed dividends on preference shares	—	—

Income attributable to holders of ordinary shares	39,343,294	34,165,398

Net income per ordinary share, basic	0.0022	0.0019
Net income per ADS, basic(1)	0.1095	0.0955
Net income per ordinary share, diluted	0.0022	0.0019
Net income per ADS, diluted(1)	0.1079	0.0941
Shares used in calculating basic net income per ordinary share (in millions)	17,961	17,897

Shares used in calculating diluted net income per ordinary share (in millions)	18,225	18,147

*Amortization of deferred stock compensation related to:
Research and development	1,346,112	1,301,740
General and administrative expenses	1,667,791	1,671,587
Selling and marketing	539,655	625,824

Total	3,553,558	3,599,151

(1)	1 ADS equals 50 ordinary shares.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	September 30, 2004 (unaudited)	June 30,2004 (unaudited)
Operating activities:
Income attributable to holders of ordinary shares	39,343,294	34,165,398
Deemed dividends on preference shares	—	—

Net income	39,343,294	34,165,398
Adjustments to reconcile net income to net cash provided by operating activities:
Gain (loss) on disposal of plant and equipment	(486,231)	20,676
Bad debt expense	64,855	280,391
Depreciation and amortization	122,635,996	101,789,774
Amortization of acquired intangible assets	3,507,555	3,531,649
Amortization of deferred stock compensation	6,777,086	6,153,932
Changes in operating assets and liabilities:
Accounts receivable	(55,592,431)	(15,175,779)
Inventories	(21,194,466)	(28,083,387)
Prepaid expense and other current assets	115,508	10,148,004
Accounts payable	8,805,299	21,703,089
Accrued expenses and other current liabilities	15,264,958	7,876

Net cash provided by operating activities	119,241,423	134,541,623

Investing activities:
Purchases of plant and equipment	(617,011,320)	(351,833,464)
Purchases of aquired intangible assets	(728,529)	(2,611,626)
Purchase of short-term investments	—	(64,132,303)
Sale of short-term investments	—	1,005,977
Sale of investments held to maturity	—	3,004,297
Proceeds received for assets held for sale	3,025,118	1,530,794
Proceeds from disposal of plant and equipment	52,196	440,078

Net cash used in investing activities	(614,662,535)	(412,596,247)

Financing activities:
Proceeds from long-term debt	226,480,618	16,066,960
Proceeds from short-term debt	20,000,000	—
Proceeds from exercise of employee stock option	495,772	32,166,207
Collection of subscription receivables	—	93,000,000
Change in deposit received from stockholders	—	(37,772,810)

Net cash provided by financing activities	246,976,390	103,460,357

Effect of foreign exchange rate changes	17,208	114,441

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(248,427,514)	(174,479,826)
CASH AND CASH EQUIVALENTS, beginning of period	1,198,592,423	1,373,072,249

CASH AND CASH EQUIVALENTS, end of period	950,164,909	1,198,592,423